Exhibit 16.1

June 28, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Fax Number: (202) 942-9656

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP.

We have read the first five paragraphs of Item 4 included in the Form 8-K/A dated June 12, 2002 of Repligen Corporation to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,


/s/ Arthur Andersen LLP

Arthur Andersen LLP

cc: Barbara Burnim Day,
    Repligen Corporation